

Exhibit 99.1

Alcon®

For immediate release

New Gallup Poll Shows LASIK Fears Remain That Recent Technological Advances Address

Most People Know Little About the Procedure, Fail to Talk to Doctors

Anaheim, CA – November 17, 2003 – Results of a new Gallup poll being reported here this week at the Annual Meeting of the American Academy of Ophthalmology point to current misperceptions about LASIK surgery, and demonstrate that the public's understanding of laser vision correction is not keeping pace with technological advances in the field.

This survey, involving 1,000 men and women who wear eyeglasses or contact lenses and who have never had laser eye surgery, shows that:

- The majority (85 percent) of all survey respondents who have considered LASIK say that it is somewhat important or very important to alleviate their dependency on eyeglasses or contact lenses.
- The majority (86 percent) of all survey respondents who have considered LASIK appear to be waiting for a safer laser eye surgery procedure, and roughly one in five are actually fearful of the potential side effects or pain that they believe can be associated with laser vision correction.
- More than half (56 percent) of all people polled who have considered LASIK admit that they actually have never spoken with a doctor about the procedure.
- Most people (73 percent) participating in this Gallup poll admit that they know nothing at all about new advances in the field, and more than 67 percent actually say that they know little or nothing at all about LASIK in general.

"These survey results are important because they show that people are not taking the right steps to stay informed, or to make informed decisions about laser eye surgery," explains Andrew Caster, MD, clinical instructor of ophthalmology, UCLA Jules Stein Eye Institute and medical director, Caster Eye Center. "LASIK is a virtually painless procedure, but fears about side effects, such as glare, halos and night vision problems, were significant concerns in the past. Today the potential for these unwanted side effects is significantly reduced because new wavefront-guided LASIK makes visual outcomes more predictable than with traditional LASIK."

The majority (73 percent) of both eye glass and contact lens wearers surveyed by Gallup say that they are unaware of this new wavefront technology – a technology that eye surgeons have been using for more than a year to improve both the quantity and quality of a person's vision, and to reduce long-standing concerns about glare, halos and night vision problems.

According to Dr. Caster, he has performed the new **CustomCornea®** wavefront-guided LASIK procedure on more than 400 patients, and, following surgery, these patients report that

they are satisfied or very satisfied with their vision, and most report that their overall vision is far better now than they ever expected it could be.

"Roughly 50 million people in this country are potential candidates for laser vision correction, and the number of people who will undergo this procedure is expected to increase significantly in the future," Dr. Caster explains. "Anyone who might be considering LASIK needs to learn about the new technologies now available to them, and how these technologies can improve outcomes.

"Most importantly, people need to keep in mind that, as with any surgery, there can be risks involved with LASIK. A qualified eye surgeon can address their questions and determine if they are a good candidate for the procedure. Most often, people who have had problems with LASIK were not good candidates for the surgery in the first place."

Other Survey Findings

In this Gallup poll – the first nationally representative, major public opinion poll to evaluate perceptions about laser eye surgery among potential candidates for the procedure – respondents also were asked to identify some of the primary obstacles associated with their eye glasses and contact lenses. Additional findings revealed by this survey, which was commissioned by Alcon, Inc. (NYSE:ACL), included:

- Nearly 40 percent of eye glass wearers who have considered LASIK say that they lost their glasses at least once in the preceding year, with more than half (56.4 percent) of all eye glass wearers saying that they just set their glasses down wherever they are when they remove them.
- Forty-four percent of all eyeglass wearers who have considered laser eye surgery say that their glasses broke or required repair within the past 12 months.
- Among eyeglass wearers who have considered laser eye surgery, about half (48 percent) say that they had pain at the bridge of their nose or the back of their ears in the past year due to their glasses, and 21 percent say that they suffered headaches as a result of their glasses.
- Contact lens wearers report that, within the past year, they most frequently lost their contacts down the drain (28 percent) and in the shower (12 percent).
- Forty four percent of all contact lens wearers say that dry eyes or irritated eyes caused by their contacts are the worst things associated with contact lens use.
- One-quarter (26 percent) of all contact lens wearers who have considered LASIK say that they have suffered an eye infection in the past year due to their contacts.

"Eye glasses and contact lenses can really interfere with a person's daily routines, and when they cause problems, such as headaches, irritated eyes, or eye infections, people really should talk to an eye doctor about their options for vision correction," says Mark Speaker, MD, says Mark Speaker, MD, PhD, associate clinical professor of ophthalmology, New York Medical College. "Given the tremendous impact of new wavefront technology, people no longer need to put up with the hassles that can go hand-in-hand with corrective eye wear."

The Gallup Organization conducted this public opinion poll in September and October 2003. The 1,000 men and women who participated in this eight-minute telephone survey were screened to include only eyeglass and contact lens wearers, between the ages of 18 and 60, who had never had laser eye surgery. For results based on samples of this size, at the 95 percent confidence level, the error attributable to sampling and other random effects could be plus or minus three percentage points. Copies of the full Gallup poll findings can be obtained by contacting Erin Boyd, at 602.618.7938.

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com